UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

Cuisine Solutions, Inc.

(Name of the Issuer)

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

229904107

(CUSIP Number of Class of Securities)

Stanislas Vilgrain

President and Chief Executive Officer

Cuisine Solutions, Inc.

2800 Eisenhower Avenue, Suite 450

Alexandria, Virginia  22314

(703) 270-2900

(Name, Address and Telephone Number of Persons Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

____________

Copy to:

Darren DeStefano

Christina L. Novak

Cooley Godward Kronish LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia  20190

(703) 456-8000

This statement is filed in connection with (check the appropriate box):

a.    ☑

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    ☐

The filing of a registration statement under the Securities Act of 1933.

c.    ☐

A tender offer.

d.    ☐

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

EXPLANATORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2009 (as amended to date, the “Schedule 13E-3”) and is being filed by Cuisine Solutions, Inc., a Delaware corporation (the “Company”). This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments (the “Amendments”) to the Company’s certificate of incorporation providing for a 1-for-5,000 reverse split (the “Reverse Split”) of common stock, par value $0.01 per share (the “Common Stock”), followed immediately by 5,000-for-1 forward split (the “Forward Split” and, together with the Reverse Split, the “Transaction”) of the Common Stock were filed with the Secretary of State of the State of Delaware and became effective after the close of business on September 9, 2009. The Amendments were approved by the Company’s Board of Directors on May 27, 2009 and by stockholders holding the requisite number of shares of the Company’s capital stock on September 9, 2009. Upon the effectiveness of the Reverse Split, stockholders holding fewer than 5,000 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $1.30 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders holding 5,000 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Transaction reduced the number of record holders of the Common Stock to fewer than 300. On September 9, 2009, the Company filed a Form 25 with the SEC to voluntarily withdraw its common stock from listing on the NYSE Amex LLC and to deregister is common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CUISINE SOLUTIONS, INC.

By:	/s/ Stanislas Vilgrain
Stanislas Vilgrain
President and Chief Executive Officer

Dated: September 9, 2009